________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14D-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

The Hertz Corporation

(Name of Subject Company)

Ford FSG, Inc.

Ford Motor Company
(Name of Filing Persons — Offerors)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

428040109

(CUSIP Number of Class of Securities)

Peter Sherry, Jr., Esq.

Ford Motor Company
One American Rd., Rm. 1038
Dearborn, MI 48126
(313) 323-2130
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communication on Behalf of Filing Persons)

Copies to:

George R. Bason, Jr., Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$707,567,930.50	$141,513.59

*	Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 19,931,491 shares of Class A Common Stock, par value $0.01 per share (the “Shares” or the “Class A Common Stock”), of The Hertz Corporation, at a purchase price of $35.50 per Share net in cash. Such number of Shares represents the 40,177,324 Shares outstanding as of December 31, 2000, less the 20,245,833 Shares already beneficially owned by Ford FSG, Inc.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable.
Form or Registration No: Not applicable	Date Filed: Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

      This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Schedule TO”) is filed by Ford Motor Company, a Delaware corporation (“Ford”), and Ford FSG, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Ford. This Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Class A Common Stock, par value $0.01 per share (the “Shares” or the “Class A Common Stock”), of The Hertz Corporation, a Delaware corporation (“Hertz”), at $35.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2001 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO including, without limitation all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except as otherwise set forth below.

  Item 10.  Financial Statements.

      Not applicable.

  Item 12.  Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase dated February 2, 2001
(a)(2)	Letter of Transmittal
(a)(3)	Notice of Guaranteed Delivery
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(6)	Letter to Participants in The Hertz Corporation’s Employee Stock Purchase Plan
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(8)	Summary advertisement dated February 2, 2001
(a)(9)	Text of press release issued jointly by Ford Motor Company and The Hertz Corporation and dated January 16, 2001
(a)(10)	Text of press release issued by Ford Motor Company and dated February 2, 2001
(a)(11)	Complaint of Schlomo Birnbaum against Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker, The Hertz Corporation and Ford Motor Company, filed in the Court of Chancery in the State of Delaware
(a)(12)	Complaint of John Korff against Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company, filed in the Court of Chancery in the State of Delaware on October 3, 2000
(a)(13)	Complaint of James Curren against Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company, filed in the Court of Chancery in the State of Delaware and dated September 21, 2000

Exhibit No.	Description

(a)(14)	Complaint of Great Neck Capital Appreciation Investment Partnership, L.P. against Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company, filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(15)	Complaint of Leonard Shapiro against Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker, Ford Motor Company and Hertz Corporation filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(16)	Complaint of Alan Friedman against Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(17)	Complaint of Peter Bragdon against The Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(18)	Complaint of William Steiner against Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(19)	Complaint of Kathleen Gerra against Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(20)	Complaint of Selma Kaiser against Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(21)	Complaint of Kevin Lewis against Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker, Ford Motor Company and Hertz Corporation filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(22)	Complaint of Furtherfield Partners, L.P., against Hertz Corporation, Ford Motor Company, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson and Joseph A. Walker filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(b)	None

Exhibit No.	Description

(c)(1)	Opinion of Lazard Frères & Co. LLC (“Lazard”) to the Special Committee of Independent Directors of the Board of Directors of Hertz (“Special Committee”) dated January 16, 2001 (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1))
(c)(2)	Materials presented by Lazard to the Special Committee on January 16, 2001
(d)(1)	Agreement and Plan of Merger dated January 16, 2001 by and among Ford, the Purchaser, Ford FSG II, Inc. and Hertz (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1))
(d)(2)	Car Supply Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(b) of Hertz’s Registration Statement No. 333-22517 on Form S-1)
(d)(3)	Joint Advertising Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(c) of Hertz’s Registration Statement No. 333-22517 on Form S-1)
(d)(4)	Corporate Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(a) of Hertz’s Current Report on Form 8-K and filed on May 1, 1997)
(d)(5)	Tax Sharing Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(d) of Hertz’s Registration Statement No. 333-22517 on Form S-1)
(f)	Section 262 of the Delaware General Corporation Law (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1))
(g)	None
(h)	None

  Item 13.  Information Required by Schedule 13E-3.

      The audited financial statements of Hertz as of and for the two fiscal years ended December 31, 1998 and December 31, 1999 are hereby expressly incorporated herein by reference to Item 8 of Hertz’s Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2000.

      The unaudited financial statements of Hertz as of and for the quarter and nine months ended September 30, 2000 are hereby expressly incorporated herein by reference to Part I, Item 1 of Hertz’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the Commission on November 14, 2000.

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORD MOTOR COMPANY

/s/ HENRY D.G. WALLACE

Henry D.G. Wallace Group Vice President & Chief Financial Officer

Date: February 2, 2001

FORD FSG, INC.

/s/ PETER SHERRY, JR.

Peter Sherry, Jr. Assistant Secretary

Date: February 2, 2001

EXHIBIT INDEX

(a)(1)	Offer to Purchase dated February 2, 2001
(a)(2)	Letter of Transmittal
(a)(3)	Notice of Guaranteed Delivery
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(6)	Letter to Participants in The Hertz Corporation’s Employee Stock Purchase Plan
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(8)	Summary advertisement dated February 2, 2001
(a)(9)	Text of press release issued jointly by Ford Motor Company and The Hertz Corporation and dated January 16, 2001
(a)(10)	Text of press release issued by Ford Motor Company and dated February 2, 2001
(a)(11)	Complaint of Schlomo Birnbaum against Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker, The Hertz Corporation and Ford Motor Company, filed in the Court of Chancery in the State of Delaware
(a)(12)	Complaint of John Korff against Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company, filed in the Court of Chancery in the State of Delaware on October 3, 2000
(a)(13)	Complaint of James Curren against Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company, filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(14)	Complaint of Great Neck Capital Appreciation Investment Partnership, L.P. against Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company, filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(15)	Complaint of Leonard Shapiro against Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker, Ford Motor Company and Hertz Corporation filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(16)	Complaint of Alan Friedman against Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(17)	Complaint of Peter Bragdon against The Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(18)	Complaint of William Steiner against Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company filed in the Court of Chancery in the State of Delaware and dated September 21, 2000

(a)(19)	Complaint of Kathleen Gerra against Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(20)	Complaint of Selma Kaiser against Hertz Corporation, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker and Ford Motor Company filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(21)	Complaint of Kevin Lewis against Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson, Joseph A. Walker, Ford Motor Company and Hertz Corporation filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(a)(22)	Complaint of Furtherfield Partners, L.P., against Hertz Corporation, Ford Motor Company, Frank A. Olson, Craig R. Koch, W. Wayne Booker, Louis C. Burnett, Michael T. Monahan, Peter J. Pestillo, John M. Rintamaki, John M. Thompson and Joseph A. Walker filed in the Court of Chancery in the State of Delaware and dated September 21, 2000
(b)	None
(c)(1)	Opinion of Lazard Frères & Co. LLC (“Lazard”) to the Special Committee of Independent Directors of the Board of Directors of Hertz (“Special Committee”) dated January 16, 2001 (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1))
(c)(2)	Materials presented by Lazard to the Special Committee on January 16, 2001
(d)(1)	Agreement and Plan of Merger dated January 16, 2001 by and among Ford, the Purchaser, Ford FSG II, Inc. and Hertz (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1))
(d)(2)	Car Supply Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(b) of Hertz’s Registration Statement No. 333-22517 on Form S-1)
(d)(3)	Joint Advertising Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(c) of Hertz’s Registration Statement No. 333-22517 on Form S-1)
(d)(4)	Corporate Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(a) of Hertz’s Current Report on Form 8-K and filed on May 1, 1997)
(d)(5)	Tax Sharing Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(d) of Hertz’s Registration Statement No. 333-22517 on Form S-1)
(f)	Section 262 of the Delaware General Corporation Law (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1))
(g)	None
(h)	None